December 3, 2019

Randall R. Lay
Chief Financial Officer
Williams Industrial Services Group Inc.
100 Crescent Centre Parkway, Suite 1240
Tucker, Georgia 30084

       Re: Williams Industrial Services Group Inc.
           Registration Statement on Form S-1
           Filed November 14, 2019
           File No. 333-234702

Dear Mr. Lay:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Certain Material U.S. Federal Income Tax Consequences, page 45

1. We note the reference to "material U.S. federal income tax consequences" on page 45 and the statements on page 12 and elsewhere that an investor should not recognize income or loss in connection with the receipt or exercise of Rights for federal tax purposes. Please file a tax opinion on the material U.S. federal income tax consequences of the transaction, as required by Item 601(b)(8) of Regulation S-K. Alternatively, please tell us how you determined a tax opinion is not required. For guidance, refer to Section III of Staff Legal
       Bulletin No. 19.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Randall R. Lay
Williams Industrial Services Group Inc.
December 3, 2019
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any questions.



                                                           Sincerely,
FirstName LastNameRandall R. Lay
                                                           Division of
Corporation Finance
Comapany NameWilliams Industrial Services Group Inc.
                                                           Office of Real
Estate & Construction
December 3, 2019 Page 2
cc:       Stuart Welburn, Esq.
FirstName LastName